Exhibit 99.1

News Release

PartnerRe Ltd. Reports Second Quarter and Half Year 2019 Results

▪	Net income available to common shareholder of $285 million for the second quarter, resulting in common shareholder's book value growth of 4.4% compared to March 31, 2019

▪
Non-life combined ratio of 92.8% during the second quarter, compared with 94.7% in the prior year. Non-Life net premiums written increased 15% to $1.45 billion and Non-Life underwriting income was $95 million, up $33 million compared to the prior year

▪
Life and Health profitability, including underwriting result and allocated net investment income, of $14 million for the second quarter, a $9 million decline compared to the prior year. Life and Health net premiums written increased 28% to $392 million

▪
Total investment return of $317 million (1.8%) for the second quarter, driven by $121 million net investment income (up 15% compared to the prior year) and $182 million net realized and unrealized gains

PEMBROKE, Bermuda, July 26, 2019 - PartnerRe Ltd. ("the Company") today reported a net income available to common shareholder of $285 million for the second quarter of 2019, which includes net realized and unrealized investments gains of $164 million on fixed maturities and short-term investments, primarily due to decreases in world-wide risk-free rates and credit spreads, and $21 million net foreign exchange losses. This compared to net income available to common shareholder of $125 million for the second quarter of 2018, which included net realized and unrealized investment losses on fixed maturities and short-term investments of $101 million, and $84 million net foreign exchange gains.
Net income available to common shareholder was $782 million for the half year 2019, which includes net realized and unrealized investment gains on fixed maturities and short-term investments of $443 million, primarily due to decreases in world-wide risk-free rates and credit spreads, and net foreign exchange losses of $47 million. This compared to net income available to common shareholder of $5 million for the half year 2018, which included net realized and unrealized investment losses on fixed maturities and short-term investments of $334 million, and $70 million net foreign exchange gains.
The majority of the Company's investments, including all fixed maturities, such as government bonds and investment grade corporate debt, are accounted for at fair value with changes in the fair value recorded in the Consolidated Statements of Operations.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release

Commenting on results, PartnerRe President and Chief Executive Officer Emmanuel Clarke said, “We delivered solid second quarter results, driven by strong performance in our P&C segment and excellent investments results, more than offsetting loss activity in our Specialty and Life segments. This demonstrates the value of our well-diversified book of business and the positive impact of actions we took in 2018 to improve performance of our P&C and Investments portfolios.”
Mr. Clarke also added: “I am encouraged by the better market conditions we are seeing in large portions of our Non-Life business. PartnerRe is well-positioned to benefit from this improved margin environment, as demonstrated by our 15% Non-Life premium growth over 2018. At the same time, we are pursuing our strategy to grow our Life and Health business, with 28% growth in premium over the past year. I am confident this positions us to deliver a strong performance for 2019 and beyond.”
Highlights for the second quarter of 2019 compared to the second quarter of 2018, and for the half year 2019 compared to the same period of 2018, are included below.
Effective July 1, 2018 the executive management responsibility and reporting for U.S. health business was reallocated from the Life and Health segment to the P&C segment as part of an internal organizational change. As a result, the financial results for U.S. health business are reflected in the P&C segment for 2019 and the related 2018 comparatives have been reclassified from the Life and Health to the P&C segment to conform to current presentation.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release

Non-Life:

▪
Non-life net premiums written for the second quarter of 2019 were up 15% compared to the second quarter of 2018, driven by a 24% increase in the P&C segment, and a 5% increase in the Specialty segment.

▪	Non-life net premiums written were up 20% for the half year 2019 compared to the same period of 2018, driven by a 27% increase in the P&C segment and 8% increase in the Specialty segment.

▪
The Non-life underwriting profit was $95 million (combined ratio of 92.8%) for the second quarter of 2019 compared to $62 million (combined ratio of 94.7%) for the same period of 2018. The increase in profit was driven by the P&C segment which reported a combined ratio of 86.1% for the second quarter of 2019 compared to 96.9% for the second quarter of 2018, with the improvement mainly driven by a reduction in the attritional loss ratio. This improvement was partially offset by an increase in the Specialty segment combined ratio to 101.4% for the second quarter of 2019 compared to a combined ratio of 92.0% for the same period of 2018, driven by high frequency of losses in the aviation, energy, engineering and surety lines of business.

▪
The Non-life underwriting profit was $119 million (combined ratio of 95.0%) for the half year 2019 compared to $107 million (combined ratio of 94.9%) for the same period of 2018. The increase was driven by the P&C segment with a combined ratio of 86.9% for the half year 2019 compared to 98.5% for the same period of 2018. This was offset by the Specialty segment, which recorded a combined ratio of 107.1% for the half year 2019 compared to 90.0% for the same period of 2018, driven by a large loss on Ethiopian Airlines and Boeing of $39 million (4.1 points), net of retrocession and reinstatement premiums, in the aviation line of business and higher frequency of losses in other lines of business.

▪
The Non-life combined ratio was adversely affected from net unfavorable prior year development of $25 million (1.9 points) and $15 million (0.6 points) for the second quarter and half year 2019, respectively. This compared to net favorable development of $21 million (1.8 points) and $56 million (2.7 points) for the second quarter and half year 2018, respectively.

Life and Health:

▪	Net premiums written were up 28% in the second quarter of 2019, and up 23% for the half year 2019, compared to the same periods of 2018.

▪
Allocated underwriting result was a profit of $14 million in the second quarter of 2019 compared to $23 million in the second quarter of 2018, with the decline primarily driven by increased mortality experience. Allocated underwriting result was a profit of $44 million for the half year 2019 compared to $52 million for the same period of 2018.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release

Investments:

▪
Net investment return in the second quarter of 2019 was $317 million, or 1.8%, and included net investment income of $121 million, net realized and unrealized investment gains of $182 million and interest in earnings of equity method investments of $14 million. This compares to a net investment return of $42 million, or 0.2%, for the second quarter of 2018, which included net investment income of $105 million, net realized and unrealized investment losses of $74 million and interest in earnings of equity method investments of $11 million.

▪
Net investment return for the half year 2019 was $917 million, or 5.3%, which included net investment income of $231 million, net realized and unrealized investment gains of $651 million, and interest in earnings of equity method investments of $35 million. This compares to a negative net investment return of $60 million, or (0.4%), for the half year 2018, which included net investment income of $208 million, net realized and unrealized investment losses of $296 million, and interest in earnings of equity method investments of $28 million.

▪
Net investment income of $121 million was up $16 million, or 15%, for the second quarter of 2019 and up $23 million, or 11% for the half year 2019, compared to the same periods of 2018, driven primarily by actions undertaken during the course of the fourth quarter of 2018 and the first quarter of 2019 to increase the yield within the investment grade fixed income portfolio.

▪
Net realized and unrealized investment gains of $182 million and $651 million in the second quarter and half year 2019, respectively, were driven by $164 million and $443 million, respectively, of net realized and unrealized investment gains on fixed maturities and short-term investments due to decreases in world-wide risk free rates and credit spreads, and $18 million and $208 million, respectively, of net realized and unrealized investment gains on equities, investments in real estate and other invested assets. Included within the $164 million and $443 million of second quarter and half year 2019 net realized and unrealized investment gains on fixed maturities and short-term investments was $129 million and $151 million, respectively, of net realized gains primarily driven by the Company's decision to reduce U.S. dollar investment grade credit exposure in the second quarter of 2019 following the significant compression in credit spreads in the first half of 2019. This compared to net realized and unrealized investment losses of $74 million and $296 million in the second quarter and first half of 2018, respectively, which included $101 million and $334 million, respectively, of net realized and unrealized investment losses on fixed maturities and short-term investments, and $27 million and $38 million, respectively, of net realized and unrealized investment gains on equities, investments in real estate, other invested assets and funds held-directly managed.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release

▪
The interest in earnings of equity method investments of $14 million and $35 million in the second quarter and half year 2019, respectively, was primarily driven by an appreciation in value of certain real estate investments held and gains on private equity investments. This compared to gains of $11 million and $28 million for the same periods of 2018.

▪	As at June 30, 2019, reinvestment rates were 2.7% compared to the Company's fixed income investment portfolio yield of 3.1% for the second quarter of 2019.
Other Income Statement Items:

▪
Expense ratio of 5.0% in the second quarter of 2019 (Other expenses of $86 million) was down 0.3 percentage points compared to expense ratio of 5.3% (Other expenses of $77 million) for the same period of 2018. Expense ratio of 5.7% for the half year 2019 (Other expenses of $175 million) was down 0.5 percentage points compared to expense ratio of 6.2% (Other expenses of $164 million) for the same period of 2018.

▪
Net foreign exchange losses were $21 million in the second quarter of 2019 and $47 million for the half year 2019, compared to gains of $84 million and $70 million for the same periods of 2018. Losses in 2019 were mainly driven by the depreciation of the U.S. dollar against certain major currencies and hedging costs, while gains in 2018 were driven by the appreciation of the U.S. dollar against certain foreign currencies, partially offset by hedging costs.

▪
Interest expense was $11 million and $22 million in the second quarter and half year 2019, respectively, while preferred dividends were $12 million and $23 million in the second quarter and half year 2019, respectively, and were comparable to the same periods of 2018.

▪
Income tax expense was $30 million on pre-tax income of $326 million in the second quarter of 2019 compared to an expense of $9 million on pre-tax income of $146 million for the same period of 2018. Income tax expense was $75 million on pre-tax income of $880 million for the half year 2019 compared to a benefit of $6 million on pre-tax income of $22 million for the half year 2018. These amounts were primarily driven by the geographical distribution of pre-tax profits and losses.

Balance Sheet, Capitalization and Cash Flows:

▪
Total investments and cash and cash equivalents were $18.5 billion at June 30, 2019, up 13.6% compared to December 31, 2018. The increase to June 30, 2019 was primarily driven by the $917 million net investment return for the half year 2019, the increase in payable for securities purchased to $916 million as at June 30, 2019 from $80 million as at December 31, 2018, and the issuance of $500 million Senior Notes due 2029 during the second quarter of 2019, the proceeds of which were used to early redeem the Senior Notes due 2020 on July 19, 2019.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

News Release

▪
Cash and cash equivalents, fixed maturities, and short-term investments, which are government issued or investment grade fixed income securities, were $14.2 billion at June 30, 2019, representing 77% of the total investments and cash and cash equivalents.

▪
The average credit rating of the fixed income portfolio at June 30, 2019 was AA, an increase compared to the A-rated average credit rating at December 31, 2018. The improvement in the average credit quality of the fixed income portfolio was due to a $2.5 billion reduction in the investment grade corporate bond portfolio (primarily in BBB-rated credit) and a $2.1 billion increased allocation to AAA-rated fixed income securities undertaken during the second quarter of 2019. The expected average duration of the fixed income portfolio at June 30, 2019 was 3.3 years, while the average duration of the Company’s liabilities was 4.7 years.

▪
There were no dividends declared or paid to common shareholders in the second quarter of 2019 or in the same period of 2018. Dividends declared and paid to common shareholders for the half year 2019 were $80 million compared to $48 million for the half year 2018. In July 2019, the Company declared a dividend to common shareholders of $120 million to be paid in the third quarter of 2019.

▪
Total capital was $9.2 billion at June 30, 2019, up 15.5% compared to December 31, 2018, primarily due to net income for the half year 2019 and the issuance of the $500 million Senior Notes due 2029 during the second quarter of 2019 (the proceeds of which were used to early redeem the Senior Notes due 2020 on July 19, 2019), partially offset by dividends on preferred and common shares.

▪
Common shareholder's equity (or book value) of $6.6 billion and tangible book value of $6.0 billion at June 30, 2019 increased by 12.7% and 14.2% respectively compared to December 31, 2018, primarily due to the net income available to common shareholder for the half year 2019 and the foreign currency translation adjustment, partially offset by dividends on common shares. Book value, excluding dividends on common shares for half year 2019, was up 14.1% compared to December 31, 2018.

▪
Cash provided by operating activities, which include cash flows related to net investment income and underwriting operations, was $217 million in the second quarter of 2019 compared to $127 million in the second quarter of 2018 and $309 million for the half year 2019 compared to $91 million for half year 2018. The increases for the second quarter and half year 2019 over the same periods in 2018 were primarily driven by increases in cash flow from underwriting operations.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

News Release

▪
On May 28, 2019, the Company submitted its required Financial Condition Report (FCR) for the year ended December 31, 2018 to the Company’s Group regulator, the Bermuda Monetary Authority. The FCR includes, among other disclosures, the Group’s required and available statutory capital. The Company uses the standard Bermuda Solvency Capital Requirement (BSCR) model to assess the Enhanced Capital Requirement (ECR) or required statutory capital and surplus. In the FCR, the Company reported an ECR of $2,680 million, Available Economic Statutory Capital and Surplus of $8,682 million, and a BSCR ratio of 324% as of December 31, 2018. Effective January 1, 2016, Bermuda was deemed Solvency II equivalent under the European Union’s (EU) Solvency II initiative.

_______________________________________

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	7

News Release

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2018, total revenues were $5.6 billion. At June 30, 2019, total assets were $25.9 billion, total capital was $9.2 billion and total shareholders’ equity was $7.3 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com

Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/

Forward-looking statements contained in this press release are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

The Company’s estimate for recent catastrophic losses is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	8

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income (Loss) (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Revenues
Gross premiums written	$1,908,870	$1,677,106	$4,026,144	$3,481,947
Net premiums written	$1,839,152	$1,561,103	$3,782,959	$3,142,756
Increase in unearned premiums	(131,520)	(106,069)	(689,694)	(483,694)
Net premiums earned	1,707,632	1,455,034	3,093,265	2,659,062
Net investment income	121,187	105,239	230,895	207,638
Net realized and unrealized investment gains (losses)(2)	182,150	(73,609)	650,928	(296,169)
Other income	3,659	3,993	7,570	9,173
Total revenues	2,014,628	1,490,657	3,982,658	2,579,704
Expenses
Losses and loss expenses	1,212,704	1,039,594	2,204,487	1,868,489
Acquisition costs	367,949	306,392	684,157	590,013
Other expenses	85,830	76,784	175,023	163,517
Interest expense	11,085	10,885	21,846	21,632
Amortization of intangible assets	2,849	5,853	5,710	11,754
Net foreign exchange losses (gains)	22,090	(83,733)	47,142	(69,902)
Total expenses	1,702,507	1,355,775	3,138,365	2,585,503
Income (loss) before taxes and interest in earnings of equity method investments	312,121	134,882	844,293	(5,799)
Income tax expense (benefit)	29,521	9,274	74,509	(5,798)
Interest in earnings of equity method investments	14,045	10,710	35,397	28,173
Net income	296,645	136,318	805,181	28,172
Preferred dividends	11,604	11,604	23,208	23,208
Net income available to common shareholder	$285,041	$124,714	$781,973	$4,964
Comprehensive income (loss)
Net income	$296,645	$136,318	$805,181	$28,172
Change in currency translation adjustment	(6,976)	(27,125)	37,554	(42,099)
Change in net unrealized gains or losses on investments, net of tax	(666)	(73)	(1,902)	(148)
Change in unfunded pension obligation, net of tax	(130)	1,359	(49)	114
Comprehensive income (loss)	$288,873	$110,479	$840,784	$(13,961)

(1) The Company's common shares included in shareholders' equity are owned by EXOR Nederland N.V. and are no longer traded on the NYSE. As such, per share data is not meaningful to present.

(2) Net realized and unrealized investment gains (losses) include net unrealized gains of $52 million and $493 million for the three months and six months ended June 30, 2019, respectively, and net unrealized losses of $51 million and $272 million for the three months and six months ended June 30, 2018, respectively.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	June 30, 2019	December 31, 2018
Assets
Investments:
Fixed maturities, at fair value	$12,182,062	$12,639,845
Short-term investments, at fair value	571,531	493,726
Equities, at fair value	958,042	694,301
Investments in real estate	72,487	72,573
Other invested assets	2,503,489	1,488,995
Total investments	16,287,611	15,389,440
Cash and cash equivalents	2,194,187	877,907
Accrued investment income	93,097	115,735
Reinsurance balances receivable	3,678,248	2,976,644
Reinsurance recoverable on paid and unpaid losses	994,359	940,291
Funds held by reinsured companies	817,658	829,695
Deferred acquisition costs	881,117	743,046
Deposit assets	73,561	80,661
Net tax assets	140,541	157,690
Goodwill	456,380	456,380
Intangible assets	123,261	128,899
Other assets (1)	132,801	63,506
Total assets	$25,872,821	$22,759,894
Liabilities
Non-life reserves	$9,867,699	$9,895,376
Life and health reserves	2,312,182	2,198,080
Unearned premiums	2,814,454	2,072,953
Other reinsurance balances payable	378,114	281,744
Deposit liabilities	7,247	7,172
Net tax liabilities	130,467	101,525
Accounts payable, accrued expenses and other (1) (2)	1,196,976	266,524
Debt related to senior notes (3)	1,841,162	1,349,017
Debt related to capital efficient notes	70,089	70,989
Total liabilities	18,618,390	16,243,380
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 28,169,062 shares; aggregate liquidation value: $704,227)	28,169	28,169
Additional paid-in capital	2,396,530	2,396,530
Accumulated other comprehensive loss	(103,031)	(138,634)
Retained earnings	4,932,763	4,230,449
Total shareholders’ equity	7,254,431	6,516,514
Total liabilities and shareholders’ equity	$25,872,821	$22,759,894
(1) Effective January 1, 2019, the Company adopted ASC 842, a new accounting standard for leases, which resulted in an increase of approximately $80 million related to the recognition of operating lease right-of-use assets in Other assets and operating lease liabilities in Accounts payable, accrued expenses, and other at June 30, 2019.
(2) Includes payables for securities purchased of $916 million as at June 30, 2019 compared to $80 million as at December 31, 2018.
(3) The increase in senior notes primarily relates to the June 2019 issuance of $500 million aggregate principal amount of 3.70% Senior Notes maturing in 2029. On July 19, 2019, the Company utilized the net proceeds to redeem all $500 million in aggregate principal amount of its outstanding 5.50% Senior Notes due 2020 at a make-whole redemption price calculated in accordance with the indenture governing the 2020 Notes.

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Net cash provided by operating activities	$217,479	$127,036	$309,231	$91,354
Net cash provided by (used in) investing activities	808,544	(852,764)	609,560	(883,905)
Net cash provided by (used in) financing activities	484,410	(11,604)	393,626	(71,043)
Effect of foreign exchange rate changes on cash	6,116	15,461	3,863	24,837
Increase (decrease) in cash and cash equivalents	1,516,549	(721,871)	1,316,280	(838,757)
Cash and cash equivalents - beginning of period	677,638	1,655,126	877,907	1,772,012
Cash and cash equivalents - end of period	$2,194,187	$933,255	$2,194,187	$933,255

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended June 30, 2019
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$884	$630	$1,514	$395	$—	$1,909
Net premiums written	$849	$598	$1,447	$392	$—	$1,839
Increase in unearned premiums	(107)	(21)	(128)	(3)	—	(131)
Net premiums earned	$742	$577	$1,319	$389	$—	$1,708
Losses and loss expenses	(438)	(440)	(878)	(335)	—	(1,213)
Acquisition costs	(183)	(139)	(322)	(46)	—	(368)
Technical result	$121	$(2)	$119	$8	$—	$127
Other income	—	—	—	3	1	4
Other expenses	(18)	(6)	(24)	(15)	(47)	(86)
Underwriting result	$103	$(8)	$95	$(4)	n/a	$45
Net investment income				18	103	121
Allocated underwriting result				$14	n/a	n/a
Net realized and unrealized investment gains					182	182
Interest expense					(11)	(11)
Amortization of intangible assets					(3)	(3)
Net foreign exchange losses					(21)	(21)
Income tax expense					(30)	(30)
Interest in earnings of equity method investments					14	14
Net income					n/a	$297
Loss ratio (1)	59.0%	76.3%	66.6%
Acquisition ratio (2)	24.7	24.1	24.4
Technical ratio (3)	83.7%	100.4%	91.0%
Other expense ratio (4)	2.4	1.0	1.8
Combined ratio (5)	86.1%	101.4%	92.8%
	For the three months ended June 30, 2018
	P&C segment (6)	Specialty segment	Total Non-life	Life and Health segment (6)	Corporate and Other	Total
Gross premiums written	$740	$627	$1,367	$310	$—	$1,677
Net premiums written	$684	$571	$1,255	$306	$—	$1,561
Increase in unearned premiums	(77)	(24)	(101)	(5)	—	(106)
Net premiums earned	$607	$547	$1,154	$301	$—	$1,455
Losses and loss expenses	(434)	(349)	(783)	(257)	—	(1,040)
Acquisition costs	(134)	(146)	(280)	(26)	—	(306)
Technical result	$39	$52	$91	$18	$—	$109
Other income	—	—	—	3	1	4
Other expenses	(20)	(9)	(29)	(14)	(34)	(77)
Underwriting result	$19	$43	$62	$7	n/a	$36
Net investment income				16	89	105
Allocated underwriting result				$23	n/a	n/a
Net realized and unrealized investment losses					(74)	(74)
Interest expense					(11)	(11)
Amortization of intangible assets					(6)	(6)
Net foreign exchange gains					84	84
Income tax expense					(9)	(9)
Interest in earnings of equity method investments					11	11
Net income					n/a	$136
Loss ratio (1)	71.5%	63.7%	67.9%
Acquisition ratio (2)	22.1	26.7	24.3
Technical ratio (3)	93.6%	90.4%	92.2%
Other expense ratio (4)	3.3	1.6	2.5
Combined ratio (5)	96.9%	92.0%	94.7%

(1)	Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.

(2)	Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.

(3)	Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.

(4)	Other expense ratio is obtained by dividing other expenses by net premiums earned.

(5)	Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

(6)
Effective July 1, 2018, the executive management responsibility and reporting for U.S. health business was reallocated from the Life and Health segment to the P&C segment as part of an internal organizational change. As a result, the financial results for U.S. health business for 2019 and 2018 have been included in the P&C segment and the impacted 2018 comparatives have been reclassified from the Life and Health to the P&C segment to conform to current presentation.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the six months ended June 30, 2019
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,134	$1,138	$3,272	$754	$—	$4,026
Net premiums written	$1,962	$1,079	$3,041	$742	$—	$3,783
Increase in unearned premiums	(545)	(133)	(678)	(12)	—	(690)
Net premiums earned	$1,417	$946	$2,363	$730	$—	$3,093
Losses and loss expenses	(837)	(753)	(1,590)	(614)	—	(2,204)
Acquisition costs	(356)	(246)	(602)	(82)	—	(684)
Technical result	$224	$(53)	$171	$34	$—	$205
Other income	—	—	—	6	2	8
Other expenses	(38)	(14)	(52)	(30)	(93)	(175)
Underwriting result	$186	$(67)	$119	$10	n/a	$38
Net investment income				34	197	231
Allocated underwriting result				$44	n/a	n/a
Net realized and unrealized investment gains					651	651
Interest expense					(22)	(22)
Amortization of intangible assets					(6)	(6)
Net foreign exchange losses					(47)	(47)
Income tax expense					(75)	(75)
Interest in earnings of equity method investments					35	35
Net income					n/a	$805
Loss ratio	59.1%	79.6%	67.3%
Acquisition ratio	25.1	26.0	25.5
Technical ratio	84.2%	105.6%	92.8%
Other expense ratio	2.7	1.5	2.2
Combined ratio	86.9%	107.1%	95.0%

	For the six months ended June 30, 2018
	P&C segment (1)	Specialty segment	Total Non-life	Life and Health segment (1)	Corporate and Other	Total
Gross premiums written	$1,736	$1,131	$2,867	$615	$—	$3,482
Net premiums written	$1,544	$996	$2,540	$603	$—	$3,143
Increase in unearned premiums	(368)	(106)	(474)	(10)	—	(484)
Net premiums earned	$1,176	$890	$2,066	$593	$—	$2,659
Losses and loss expenses	(838)	(533)	(1,371)	(497)	—	(1,868)
Acquisition costs	(279)	(253)	(532)	(58)	—	(590)
Technical result	$59	$104	$163	$38	$—	$201
Other income	—	—	—	7	2	9
Other expenses	(41)	(15)	(56)	(25)	(83)	(164)
Underwriting result	$18	$89	$107	$20	n/a	$46
Net investment income				32	176	208
Allocated underwriting result				$52	n/a	n/a
Net realized and unrealized investment losses					(296)	(296)
Interest expense					(22)	(22)
Amortization of intangible assets					(12)	(12)
Net foreign exchange gains					70	70
Income tax benefit					6	6
Interest in earnings of equity method investments					28	28
Net income					n/a	$28
Loss ratio	71.3%	59.9%	66.4%
Acquisition ratio	23.7	28.4	25.8
Technical ratio	95.0%	88.3%	92.2%
Other expense ratio	3.5	1.7	2.7
Combined ratio	98.5%	90.0%	94.9%

(1) Effective July 1, 2018, the executive management responsibility and reporting for U.S. health business was reallocated from the Life and Health segment to the P&C segment as part of an internal organizational change. As a result, the financial results for U.S. health business for 2019 and 2018 have been included in the P&C segment and the impacted 2018 comparatives have been reclassified from the Life and Health to the P&C segment to conform to current presentation.

Supplementary Financial Information

PartnerRe Ltd.
Investment Portfolio
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	June 30, 2019		December 31, 2018
Investments:
Fixed maturities
U.S. government	$1,157,757	7%	$2,343,278	15%
U.S. government sponsored enterprises	565,331	3	1,730	—
U.S. states, territories and municipalities	151,786	1	134,593	1
Non-U.S. sovereign government, supranational and government related	3,753,317	23	2,158,642	14
Corporate bonds	3,108,804	19	5,611,678	36
Mortgage/asset-backed securities	3,445,067	21	2,389,924	16
Total fixed maturities	12,182,062	74	12,639,845	82
Short-term investments	571,531	4	493,726	3
Equities	958,042	6	694,301	5
Investments in real estate	72,487	—	72,573	—
Other invested assets	2,503,489	16	1,488,995	10
Total investments	$16,287,611	100%	$15,389,440	100%
Cash and cash equivalents	2,194,187		877,907
Total investments and cash and cash equivalents	18,481,798		16,267,347
Maturity distribution:
One year or less	$1,045,302	8%	$898,455	7%
More than one year through five years	5,526,533	44	5,821,125	45
More than five years through ten years	1,965,406	15	3,203,473	24
More than ten years	771,285	6	820,594	6
Subtotal	9,308,526	73	10,743,647	82
Mortgage/asset-backed securities	3,445,067	27	2,389,924	18
Total fixed maturities and short-term investments	$12,753,593	100%	$13,133,571	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$3,260,131	26%	$1,167,970	9%
AA	5,911,365	46	5,845,502	44
A	1,712,029	13	2,653,345	20
BBB	1,169,999	9	2,985,983	23
Below Investment Grade/Unrated	700,069	6	480,771	4
	$12,753,593	100%	$13,133,571	100%
Expected average duration		3.3	Yrs	3.9	Yrs
Average yield to maturity at market		2.7%		3.2%
Average credit quality		AA		A

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

June 30, 2019
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Financial	$1,332,165	42.9%	7.2%	0.5%
Consumer, Non-cyclical	329,419	10.6	1.8	0.4
Consumer, Cyclical	302,527	9.7	1.6	0.6
Insurance	294,884	9.5	1.6	0.5
Energy	285,437	9.2	1.5	0.2
Industrial	170,139	5.5	0.9	0.2
Utilities	120,925	3.9	0.7	0.1
Real estate and real estate investment trusts	119,217	3.8	0.6	0.1
Communications	71,672	2.3	0.4	0.1
Basic Materials	29,554	1.0	0.2	0.1
Technology	27,226	0.9	0.1	0.1
Longevity and Mortality Bonds	20,122	0.6	0.1	0.1
Other	5,517	0.1	—	—
Total Corporate bonds	$3,108,804	100.0%	16.7%
Finance sector - Corporate bonds
Banks	$869,334	28.0%	4.7%
Investment banking and brokerage	227,945	7.3	1.2
Other	234,886	7.6	1.3
Total finance sector - Corporate bonds	$1,332,165	42.9%	7.2%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$—	$123,259	$412,981	$302,404	$30,690	$869,334
Investment banking and brokerage	—	1,633	45,087	180,258	967	227,945
Other	1,176	79,936	106,300	44,103	3,371	234,886
Total finance sector - Corporate bonds	$1,176	$204,828	$564,368	$526,765	$35,028	$1,332,165
% of total	0.1%	15.4%	42.4%	39.5%	2.6%	100.0%
Concentration of investment risk - The top 10 Corporate bond issuers account for 26.4% of the Company’s total corporate bonds. The single largest issuer accounts for 3.5% of the Company’s total Corporate bonds and is included in the Consumer, cyclical sector above.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$9,792,272	$10,007,011	$9,895,376	$10,102,172
Reinsurance recoverable at beginning of period	(783,048)	(639,865)	(850,946)	(719,998)
Net liability at beginning of period	9,009,224	9,367,146	9,044,430	9,382,174
Net incurred losses related to:
Current year	852,771	804,263	1,575,884	1,427,287
Prior years	25,187	(21,378)	14,517	(55,722)
	877,958	782,885	1,590,401	1,371,565
Change in reserve agreement (2)	—	—	—	6,572
Net losses paid	(766,982)	(788,470)	(1,515,222)	(1,507,708)
Effects of foreign exchange rate changes	(1,826)	(243,419)	(1,235)	(134,461)
Net liability at end of period	9,118,374	9,118,142	9,118,374	9,118,142
Reinsurance recoverable at end of period	749,325	591,144	749,325	591,144
Gross liability at end of period	$9,867,699	$9,709,286	$9,867,699	$9,709,286
Breakdown of gross liability at end of period:
Case reserves	$4,189,455	$4,118,391	$4,189,455	$4,118,391
Additional case reserves	167,846	170,978	167,846	170,978
Incurred but not reported reserves	5,510,398	5,419,917	5,510,398	5,419,917
Gross liability at end of period	$9,867,699	$9,709,286	$9,867,699	$9,709,286
Gross liability at end of period by Non-life segment:
P&C	6,854,311	6,896,265	6,854,311	6,896,265
Specialty	3,013,388	2,813,021	3,013,388	2,813,021
Gross liability at end of period	$9,867,699	$9,709,286	$9,867,699	$9,709,286
Unrecognized time value of non-life reserves (3)	$446,348	$662,901	$446,348	$662,901

(1) Effective July 1, 2018, the executive management responsibility and reporting for U.S. health business was reallocated from the Life and Health to the P&C segment as part of an internal organizational change. As a result, the financial information for U.S. health business for 2019 and 2018 have been included in the Analysis of Non-life Reserves above with the impacted 2018 comparatives reclassified to conform to current presentation.

(2) The change in reserve agreement in 2018 included $7 million of loss development on AXA guaranteed reserves of approximately $400 million which were commuted in the fourth quarter of 2018.

(3) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,259,134	$2,178,110	$2,198,080	$2,098,759
Reinsurance recoverable at beginning of period	(11,732)	(9,716)	(11,829)	(9,287)
Net liability at beginning of period	2,247,402	2,168,394	2,186,251	2,089,472
Net incurred losses	334,746	256,709	614,086	496,924
Net losses paid	(275,219)	(210,858)	(508,217)	(422,445)
Effects of foreign exchange rate changes	(6,452)	(115,131)	8,357	(64,837)
Net liability at end of period	2,300,477	2,099,114	2,300,477	2,099,114
Reinsurance recoverable at end of period	11,705	15,315	11,705	15,315
Gross liability at end of period	$2,312,182	$2,114,429	$2,312,182	$2,114,429
Life value in force(2)	$333,500	$331,000	$333,500	$331,000

(1) Effective July 1, 2018, the executive management responsibility and reporting for U.S. health business was reallocated from the Life and Health to the P&C segment as part of an internal organizational change. As a result, the financial information for U.S. health business for 2019 and 2018 have been included in the Analysis of Non-life Reserves with the impacted 2018 comparatives reclassified to conform to current presentation.

(2) The life value in force (Life VIF) is the present value of the profits that will emerge from life policies over time and is comprised of the present value of future after-tax profits, and takes into consideration the cost of capital. The Company’s Life VIF is calculated on a going concern basis and is the sum of (i) present value of future profits on a U.S. GAAP basis which represents the net present value of projected after-tax cash flows based on Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of non-hedgeable risks; (iii) frictional costs; (iv) time value of options and guarantees; and (v) cost of non-economic excess encumbered capital.

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		June 30, 2019
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Northeast	Hurricane	$750
U.S. Gulf Coast	Hurricane	723
U.S. Southeast	Hurricane	675
Caribbean	Hurricane	203
Europe	Windstorm	405
Japan	Typhoon	257
California	Earthquake	675	$1,000
Japan	Earthquake	380	439
Australia	Earthquake	246	326
New Zealand	Earthquake	197	291
British Columbia	Earthquake	161	308

The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 (see Risk Management—Natural Catastrophe PML in Item 4 of the 20-F).

Supplementary Financial Information

PartnerRe Ltd.
Return on Common Shareholder's Equity (ROE)
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended				For the six months ended
	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
	$	ROE(1)	$	ROE(1)	$	ROE(1)	$	ROE(1)
Net income available to common shareholder	285,041	17.8%	124,714	8.4%	781,973	25.3%	4,964	0.2%

(1) ROE is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the period. The following is the average common shareholder's equity calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

	For the three months ended		For the six months ended
Calculation of average common shareholder's equity	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Beginning of period common shareholder's equity	$6,272,935	$5,857,007	$5,812,287	$6,040,885
End of period common shareholder's equity	$6,550,204	$5,955,882	$6,550,204	$5,955,882
Average common shareholder's equity	$6,411,570	$5,906,445	$6,181,246	$5,998,384

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(Expressed in thousands of U.S. dollars)
(Unaudited)

	June 30, 2019	December 31, 2018
Tangible book value:
Total shareholders' equity	$7,254,431	$6,516,514
Less:
Preferred shares, aggregate liquidation value at $25 per share	704,227	704,227
Common shareholder’s equity or book value	6,550,204	5,812,287
Less:
Goodwill	456,380	456,380
Intangible assets, net of tax (1)	113,188	118,808
Tangible book value	$5,980,636	$5,237,099

Capital structure:
Senior notes (2)	$1,841,162	$1,349,017
Capital efficient notes (3)	62,484	63,384
Preferred shares, aggregate liquidation value	704,227	704,227
Common shareholder's equity	6,550,204	5,812,287
Total capital	$9,158,077	$7,928,915

(1) The intangible assets are presented in the table above net of tax of $10 million at June 30, 2019 and December 31, 2018.

(2) The increase in senior notes primarily relates to the June 2019 issuance of $500 million aggregate principal amount of 3.70% Senior Notes maturing in 2029. On July 19, 2019, the Company utilized the net proceeds to redeem all $500 million in aggregate principal amount of its outstanding 5.50% Senior Notes due 2020 at a make-whole redemption price calculated in accordance with the indenture governing the 2020 Notes.

(3) Non-consolidated debt issued externally related to Capital efficient notes (CENts) of $62 million and $63 million as at June 30, 2019 and December 31, 2018, respectively, does not appear in the debt line of the Consolidated Balance Sheets as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheets as of June 30, 2019 and December 31, 2018 include the related intercompany notes of $70 million and $71 million, respectively, issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.